UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM N-8F

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

[ X ] Merger

[   ] Liquidation

[   ] Abandonment of Registration
      (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ] Election of status as a Business Development Company
      (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:  PUTNAM ASIA PACIFIC GROWTH FUND (the "Fund")

3. Securities and Exchange Commission File Nos. 811-06202; 033-37528

4. Is this an initial Form N-8F or an amendment to a previously filed
   Form N-8F?

[ X ] Initial Application           [   ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Post Office Square
Boston, Massachusetts 02109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Brian D. McCabe, Esquire      Jason P. Pogorelec, Esquire
Ropes & Gray                  Ropes & Gray
One International Place       One International Place
Boston, MA  02110             Boston, MA 02110
(617) 951-7801; or,           (617) 951-7415

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Putnam Investments, LLC
One Post Office Square
Boston, Massachusetts  02109
(617) 292-1000

8. Classification of fund (check only one):

[ X ] Management company;

[   ] Unit investment trust; or

[   ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[ X ] Open-end                      [   ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

    Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

Putnam Investment Management, LLC
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Putnam Retail Management Limited Partnership
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):  Not applicable.

(b) Trustee's name(s) and address(es):  Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ]  Yes                        [ X ]  No

If Yes, for each UIT state:

Name(s):
File No.:
Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ]  Yes                    [   ]  No

If Yes, state the date on which the board vote took place:

April 12, 2002

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ]  Yes                   [   ]  No

If Yes, state the date on which the shareholder vote took place:

August 8, 2002

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ]   Yes                   [   ]  No

(a) If Yes, list the date(s) on which the fund made those distributions:

    August 19, 2002

(b) Were the distributions made on the basis of net assets?

[ X ]  Yes                   [   ]  No

(c) Were the distributions made pro rata based on share ownership?

[ X ]  Yes                   [   ]  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:
    Were any distributions to shareholders made in kind?

[   ]  Yes                   [   ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
    Has the fund issued senior securities?

[   ]  Yes                   [   ]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[ X ]  Yes                   [   ]  No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ]  Yes                   [ X ]  No


If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[   ]  Yes                   [ X ]  No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[   ]  Yes                   [   ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ]  Yes                   [ X ]  No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or
        Liquidation:

(i) Legal expenses:  Approximately $75,000.

(ii) Accounting expenses:  Approximately $12,000.

(iii) Other expenses (list and identify separately):

      Proxy solicitation expenses:  Approximately $220,000.

      Brokerage commissions:  Approximately $240,000.

      SEC registration fees:  $18,744.

(iv)  Total expenses (sum of lines (i)-(iii) above):  Approximately
      $565,744.

(b) How were those expenses allocated?

Generally, all fees and expenses, including legal expenses, accounting expenses or other similar expenses incurred in connection with the consummation of the merger, were allocated ratably between the Fund and Putnam International Growth Fund (the "Acquiring Fund") in proportion to their net assets as of August 16, 2002, except that Putnam Investment Management, LLC ("Putnam Management") agreed to bear such expenses to the extent that they exceeded $444,910 for the Fund and $77,550 for the Acquiring Fund. Accordingly, the Fund, the Acquiring Fund, and Putnam Management paid approximately $444,910, $77,550, and $43,284, respectively, in merger-related expenses.

The Fund also incurred certain costs in connection with the sale, prior to the merger, of securities associated with the realignment of the Fund's portfolio with the investment policies of the Acquiring Fund. These costs are listed under "Brokerage commissions" in Item 22(a)(iii) above.

(c) Who paid those expenses?

    The Fund, the Acquiring Fund and Putnam Management paid these expenses.

(d) How did the fund pay for unamortized expenses (if any)?  Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ]  Yes                   [ X ]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[   ]  Yes                   [ X ]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ]  Yes                   [ X ]  No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

        Putnam International Growth Fund

    (b) State the Investment Company Act file number of the fund surviving the Merger:

        Investment Company Act Registration No. 811-6190

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        File No. 333-85876; Registration Statement on Form N-14 filed on May 30, 2002.

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

        Not applicable.


VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Putnam Asia Pacific Growth Fund, (ii) he is a Vice President of Putnam Asia Pacific Growth Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                    /s/ Gordon H. Silver
                                    --------------------
                                    Gordon H. Silver
                                    Vice President